Mayer Brown LLP

1221 Avenue of the Americas

New York, NY 10020-1001

United States of America

T: +1 212 506 2500

F: +1 212 262 1910

mayerbrown.com

John P. Berkery

Partner

T: +1 212 506 2552

F: +1 212 849 5552

JBerkery@mayerbrown.com

December 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington DC 20549

Attention:	Securities and Exchange Commission

Rucha Pandit; Taylor Beech

Dear Ms. Pandit and Ms. Beech:

On behalf of our client, Triton International Limited (the “Company” or “Triton”), we set forth below the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated December 9, 2024 (the “Comment Letter”), regarding the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 26, 2024, File No. 333-283474 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).

For ease of reference, the Staff’s comment has been repeated below in bold type, followed by the Company’s response thereto.

Registration Statement on Form F-3

General

1.

Please provide us with your analysis as to how you satisfy the eligibility requirements in General Instruction I.A.5 of Form F-3. Alternatively, please amend your registration statement using a form on which you are eligible to register your securities.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown Hong Kong LLP (a Hong Kong limited liability partnership which operates in temporary association with Hong Kong partnership Johnson Stokes & Master) and Tauil & Chequer Advogados (a Brazilian law partnership).

Securities and Exchange Commission
December 13, 2024

The Company is a Bermuda exempted limited company. On September 28, 2023, the Company was acquired by Brookfield Infrastructure through its subsidiary Brookfield Infastructure Corporation (“BIPC”), a British Columbia corporation, and BIPC’s subsidiary, Thanos Holdings Limited, a Bermuda exempted limited company. Since the acquisition, all of the Company’s common shares have been held by Thanos Holdings Limited. As a result, the Company became a foreign private issuer (as defined in Rule 405 of the Securities Act) on June 28, 2024, the last business day of its most recently completed second fiscal quarter. General Instruction I.A.5(i) of Form F-3 provides that securities offerings by registrants that are majority-owned subsidiaries can be registered on Form F-3 if the registrant-subsidiary itself meets the Registrant Requirements of General Instruction I.A. and the applicable Transaction Requirement of General Instruction I.B.

The Company satisfies the Registrant Requirements of General Instruction I.A. as follows:

(1)

The Company has five outstanding series of preference shares[1] (the “Outstanding Preference Shares”) that are listed on the New York Stock Exchange and registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(2)

The Company has been subject to the requirements of Section 12 of the Exchange Act and has filed all materials required to be filed pursuant to Sections 13, 14, or 15(d) of the Exchange Act for a period of at least 12 calendar months immediately preceding the filing of the Registration Statement, and has filed in a timely manner all reports required to be filed during the 12 calendar months and any portion of a month immediately preceding the filing of the Registration Statement; and

(3)

The Company has not, nor has any of its consolidated or unconsolidated subsidiaries, since the end of the Company’s fiscal year ended December 31, 2023, (a) failed to pay any dividend installment on any series of its Outstanding Preference Shares or (b) defaulted on any installment on indebtedness for borrowed money or long-term leases.

The Company also satisfies the Transaction Requirement of General Instruction I.B.2(ii) of Form F-3 because (i) the preference shares that the Company intends to offer and sell pursuant to the Registration Statement will not be convertible into common shares of the Company and will be offered and sold in primary offerings for cash, and (ii) the Company currently has outstanding at least $750 million of non-convertible securities, other than common equity, issued in primary offerings for cash, not exchange, that were registered under the Securities Act. Such non-convertible securities of the Company include the Outstanding Preference Shares, as described in footnote 1 hereof, with an aggregate liquidation preference of $730 million, and $600 million aggregate principal amount of 3.250% Senior Notes due 2032 (the “Senior Notes”). The Senior Notes were issued by the Company’s wholly owned subsidiaries, Triton Container International Limited and TAL International Container Corporation, as co-issuers, and are fully and unconditionally guaranteed by the Company. The Senior Notes were issued under the Company’s previous shelf registration statement on Form S-3, File No. 333-248482.

[1]

The five series of preference shares are (i) 8.50% Series A Cumulative Redeemable Perpetual Preference Shares, (ii) 8.00% Series B Cumulative Redeemable Perpetual Preference Shares, (iii) 7.375% Series C Cumulative Redeemable Perpetual Preference Shares, (iv) 6.875% Series D Cumulative Redeemable Perpetual Preference Share and (v) 5.75% Series E Cumulative Redeemable Perpetual Preference Shares.

Securities and Exchange Commission
December 13, 2024

For the reasons described above, Triton respectfully submits that it is eligible to register its securities on Form F-3 pursuant to clause (i) of General Instruction I.A.5.

************************

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, John P. Berkery, at (212) 506-2552.

Sincerely,

/s/ John P. Berkery
John P. Berkery

cc:	Carla Heiss, Senior Vice President, General Counsel, Triton International Limited